Mail Stop 3561

								            September 27,
2005

Mr. James J. Piro
Chief Financial Officer
Portland General Electric Company
121 SW Salmon Street,
Portland, Oregon 97204

		RE:	Portland General Electric Company
			Form 10-K for Fiscal Year Ended December 31, 2004
			Filed March 11, 2005
Forms 10-Q for Fiscal Quarters Ended March 31 and June 30, 2005
			File No. 1-5532-99

Dear Mr. Piro:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











Form 10-K for Fiscal Year Ended December 31, 2004

Regulatory Assets and Liabilities, page 88

1. Given your stated inability to achieve your allowed rate of return
on equity, denied rate recoveries of replacement power costs, market
pricing for electricity, and a general resistance to rate
increases
by the OPUC, please tell us what consideration you gave to the continued applicability of paragraph 5 of SFAS no. 71 to your
regulated operations.   Please ensure your response contains the
factors that management and its independent auditors considered when
determining that continued applicability of SFAS no. 71 was appropriate. Please specifically address the effect of the retail customer choice program on your analysis of whether you have a separable portion of your business that should be subjected to EITF
97-4.   Also, please include a history of your requests for
additional revenue as well as the history of rate
increases/decreases
by class of customer since your last general rate case.   Finally,
please tell us your next anticipated filing date for a general rate case.

2. Please tell us what the authorized cost of capital of 9.083 represents and contrast it with your allowed rate of return.

Note 10, Legal and Environmental Matters, page 109

3. Your existing disclosure suggests the claim relating to the Potential Plaintiffs is neither estimable nor susceptible to a probability assessment of remote, reasonably likely or likely as
those terms are used in SFAS no. 5.   If our understanding is
incorrect, please clarify it. If this contingency is other than remote but you cannot estimate a range, please disclose the maximum exposure you may have in the event of an adverse ruling. Finally, we note no new information from what was reported in your financial statements for the year ended December 31, 2004; please supplementally confirm this is the case. Note the requirement to include updates to this information, as they occur, in your quarterly filings.




	As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response letter as a correspondence file on
EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Staff Accountant Ta Tanisha Henderson at
(202)
551-3322 or me at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters.


		Sincerely,


		Jim Allegretto
	Senior Assistant Chief Accountant
??

??

??

??

Mr. James J. Piro
Portland General Electric Company
September 27, 2005
Page 1